QUARTZ COMPLETES BUCK PROPERTY ACQUISITION AS WELL AS PRIVATE PLACEMENT
AND GRADUATES TO TSX VENTURE EXCHANGE

December 30, 2011, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz” or the “Corporation”) (TSX-V: QZM; OTCBB: QZMRF) announces that it has completed its previously reported acquisition of an option (the “Option”) to acquire a 100% interest in the Buck gold-silver property (the “Buck Property”) located in central British Columbia from Hunter Dickinson Resources Ltd. (“HDRL”). In connection with the completion of the acquisition, Quartz is paying $100,000 in cash and has issued 1,200,000 common shares to HDRL, with up to six million additional common shares to be issued to HDRL upon achievement of certain milestones. In connection with the exercise of the Option on the date hereof, Quartz is paying $20,000 in cash and has issued 100,000 common shares to the owners of the Buck Property (the “Option Grantors”). Under the terms of the Option, the Corporation will pay up to $85,000 in cash and issue up to 550,000 common shares to the Option Grantors within the next three years.

Concurrent with completion of the acquisition of the Option from HDRL, Quartz has completed the previously announced non-brokered private placement (the “Private Placement”) of 7,183,371 common shares, of which 6,043,171 are flow-through common shares issued at a price of $0.60 per share and 1,140,200 are non-flow through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,002. Proceeds from the Private Placement will be used to finance the acquisition of the Buck Property, to advance exploration of the Buck Property and for general corporate and working capital purposes. All of the shares issued pursuant to the Private Placement are subject to a four month hold period, which hold period expires on April 30, 2012.

For additional information regarding the Buck Property, the acquisition of the Buck Property and the Private Placement, please refer to the Filing Statement and Technical Report filed by the Corporation on SEDAR on December 20, 2011.

The TSX Venture Exchange (the “TSX-V”) has approved the Corporation’s graduation from NEX to the TSX-V and, commencing on December 30, 2011, the common shares of Quartz will begin trading on the TSX-V under the symbol QZM.

In connection with the completion of the transaction described above and the graduation of Quartz to the TSX-V, Quartz announces that Robert Dickinson, Ronald Thiessen, James Kerr and David Mordant have been appointed to the Corporation’s board of directors. Mr. Thiessen has also been appointed as President and Chief Executive Officer of the Corporation, replacing Rene Carrier who is retiring as director, President and Chief Executive Officer.

“Each of these directors has extensive experience and, together with current director Gordon Fretwell who is remaining on the board, have a combined depth of experience and knowledge that will be great assets as the Corporation advances the Buck Property toward development” states Mr. Thiessen. “Additionally I would like to thank Mr. Carrier, as well as Brian Causey and Barry Coughlan, for their leadership during their tenure as directors of the Corporation.”

About Quartz Mountain Resources Ltd.

Quartz is a mineral exploration and development company based in Vancouver, Canada, which is currently listed on the TSX Venture Exchange. The Corporation is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details on Quartz Mountain Resources Ltd., please visit www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Rene G. Carrier
President and Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Corporation expects are forward-looking statements. Although the Corporation believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include uncertainty related to the completion of the required financing, the fulfillment of the conditions upon which the transaction described herein is dependent, market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Corporation, investors should review the Corporation's continuous disclosure filings that are available at www.sedar.com.